EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Earnings:
Net Income Before Extraordinary Item
And Cumulative Effect of
Accounting Changes	$86,205	$72,672	$89,367	$82,992	$89,624
Plus Federal Income Taxes	49,180	12,058	70,121	37,439	37,315
Plus State Income Taxes	6,162	2,538	8,385	5,687	8,140
Plus Provision for Deferred Income Taxes	(17,347)	14,653	(31,396)	(3,134)	9,942
Plus Deferred Investment Tax Credits	(4,565)	(4,482)	(4,453)	(4,524)	(4,325)
Plus Fixed Charges (as below)	61,177	62,851	60,503	60,529	66,685

Total Earnings	$180,812	$160,290	$192,527	$178,989	$207,381

Fixed Charges:
Interest on Long-term Debt	$38,380	$43,547	$41,401	$43,011 *	$53,309
Interest on Short-term Debt	13,800	10,174	9,680	7,776 *	6,545
Distributions on Trust Preferred Securities	8,662	8,663	8,663	8,662	4,331
Interest Portion of Financing Leases	335	--	--	--	--
Estimated Interest Element in Lease Rentals	--	467	759	1,080	2,500

Total Fixed Charges	$61,177	$62,851	$60,503	$60,529	$66,685

Ratio of Earnings to Fixed Charges	2.95	2.55	3.18	2.95	3.10

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.